Epoch Holding Corporation 640 Fifth Avenue New York, NY 10019 T: (212) 303-7200 www.eipny.com

July 12, 2012

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Mr. Terence O’Brien, Branch Chief

Re:	Epoch Holding Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 6, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 7, 2012
File No. 1-9728

Dear Mr. O’Brien:

We are writing in response to the letter dated June 14, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Epoch Holding Corporation, a Delaware corporation (“Epoch” or the “Company”), with respect to the above referenced filings. For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the Staff’s comments contained in the Comment Letter) and Epoch’s responses immediately follow.

Form 10-K for the year ended June 30, 2011

Management’s Discussion and Analysis, page 30

Overview, page 30

1.	We note that you provide investment management services for proprietary funds and non-proprietary funds. We also note that you provide investment management services to institutional investors and high net-worth investors. In future filings, please expand upon your disclosures to clarify whether the assets you manage for your institutional and high net-worth investors are invested in the funds that you manage and/or investment strategies managed by third parties. Please clarify how the assets you manage for institutional and high net-worth investors that are invested within the funds you manage are reflected in your AUM. Finally for those assets that are invested within the funds that you manage, please clarify how fees are earned. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response:

The Company acknowledges the Staff’s comment and intends that its future filings will include additional disclosure which will be substantially consistent with the following additional disclosure presentation, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“All of the assets we manage are invested utilizing our investment strategies. We do not invest assets of our clients in any investment strategies of third parties.

Nearly all the assets we manage for our institutional and high net worth clients are managed as separate accounts. AUM of our high net worth clients represents approximately 2% of our overall AUM.

To the extent that any of our institutional or high net worth clients are invested in mutual funds for which we serve as sub-advisor or proprietary investment funds for which we serve as investment advisor, the assets are included in the reported AUM of the respective fund. In particular, mutual funds for which we serve as investment sub-advisor are reported as ‘Sub-advisory’ and our proprietary funds are reported as ‘Institutional’.

For those assets that are invested in the funds that we manage, the fees are assessed strictly at the fund level, as part of the contractual management fee or related sub-advisory fee of the respective fund. There is no additional management fee.”

AUM Fair Value Measurement, page 31

2.	In future filings, please expand upon your disclosures to clarify that the fair value of the securities that comprise all of your AUM is measured using level 1 inputs, as defined in ASC 820-10-35. Otherwise, please provide a discussion of your critical estimates related to fair value measurements, as the estimated fair value of your AUM materially impacts the determination of revenue. In this case, the following disclosures may be useful to investors:

•	The portion of AUM in which you have a role in estimating fair value;

•

The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;

•

For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

•

For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;

•	Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results;

•	Clarify why the fair value of certain securities may be different from the closing market price; and

•	Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Response:

In future filings, we will expand upon our disclosure to clarify that the fair value of the securities that comprise our AUM, and materially impacts the determination of revenue, is measured using Level 1 inputs, as defined in ASC 820-10-35, which are unadjusted quoted prices in active markets.

Key Performance Indicators, page 34

3.	You present Adjusted Financial Indicators for net income and basic and diluted earnings per share, which exclude the effect of the release of valuation allowance on certain deferred tax assets. As these measures are non-GAAP, please revise future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Further, we note your reference to the release of the deferred tax assets valuation allowance as a nonrecurring transaction. In future filings, please remove this characterization, as it appears you have released deferred tax assets valuation allowance during the last two fiscal years. Please refer to Item 10(e)(1)(ii)(b) of Regulation S-K for guidance. Please provide us with the disclosures you intend to include in future filings. Refer to the Non-GAAP C&DI for additional information.

Response:

The Company acknowledges the Staff’s comment and will revise future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In particular, we will revise the tabular presentation to disclose the specific amounts of the release of the valuation allowances on certain deferred tax assets and the respective effects on net income and earnings per share, to allow the reader to more easily reconcile the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measures presented in accordance with GAAP. We will also disclose the reasons why the Company believes that presentation of the non-GAAP financial measures provides useful information to investors. Further, we will remove the characterization of the release of deferred tax asset valuation allowances as nonrecurring.

Please note that the Company no longer had any deferred tax asset valuation allowances as of June 30, 2011.

The Company expects its future disclosure will be substantially consistent with the form of table and related footnote disclosure shown below, to reflect the Staff’s comment:

				‘12 vs ‘11 Change		‘11 vs ‘10 Change
	2012	2011	2010	Amt	%	Amt	%
Operating Indicators:
($ in millions)
AUM at end of fiscal year		$17,086	$11,344			$5,742	51%
Average AUM for the fiscal year		$14,376	$10,792			$3,584	33%
Net client flows		$1,824	$2,564			$(740)	(29%)
Financial Indicators: ($ in thousands, except per share data)
Operating Revenue		$70,599	$53,360			$17,239	32%
Operating Income		$28,757	$18,156			$10,601	58%
Net Income		$21,566	$11,645			$9,921	85%
Earnings Per Share:
Basic		$0.94	$0.52			$0.42	81%
Diluted		$0.93	$0.52			$0.41	79%
Operating Margin(1)		41%	34%			NM	NM

Adjusted Financial Indicators*:
($ in thousands, except per share data)
Net Income(2)		$21,566	$11,645			$9,921	85%
Less: Tax valuation allowance release		4,964	535			4,429	828%
Adjusted net income(3)		$16,602	$11,110			$5,492	49%
Earnings Per Share:
Basic Earnings Per Share:
Basic earnings per share(2)		$0.94	$0.52			$0.42	81%
Less: Per share effect of tax valuation allowance release		0.22	0.02			0.20	1,000%
Adjusted basic earnings per share(3)		$0.72	$0.50			$0.22	44%
Diluted Earnings Per Share:
Diluted earnings per share(2)		$0.93	$0.52			$0.41	79%
Less: Per share effect of tax valuation allowance release		0.21	0.03			0.18	600%
Adjusted diluted earnings per share(3)		$0.72	$0.49			$0.23	47%

NM - Not meaningful

(1) Defined as operating income divided by total operating revenues.

(2) U.S. Generally Accepted Accounting Principles (“GAAP”) measure

(3) Non-GAAP measure

“* The Adjusted Net Income and Adjusted Earnings Per Share (EPS) for the fiscal years ended June 30, 2011 and 2010 adjust for the impact of releases of valuation allowances on certain deferred tax assets in those respective years. The amounts were $4.9 million and $0.5 million for the fiscal years ended June 30, 2011 and 2010, respectively. The impact on basic EPS was $0.22 and $0.02 for the years ended June 30, 2011 and 2010, respectively. The impact on diluted EPS was $0.21 and $0.03 for the years ended June 30, 2011 and 2010, respectively.

We consider the use of the non-GAAP measures presented above to be helpful in assessing the performance of the continuing operations of our business. By continuing operations we mean the ongoing revenue and expenses of the business, excluding certain items that render comparisons with prior periods or analysis of on-going operating trends more difficult, such as expenses or benefits not directly related to the delivery of our services. In particular, in fiscal year 2011 the release of a valuation allowance on certain deferred tax assets significantly impacted Net Income and Earnings Per Share. These adjusted measures are not presented in accordance with, nor are they a substitute for GAAP. The non-GAAP financial measures used in the table should not be considered in isolation from measures of financial performance prepared in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Consistent with this approach, we believe that disclosing these non-GAAP financial measures to the readers of our financial statements provides such readers with useful supplemental data that, while not a substitute for financial measures prepared in accordance with GAAP, allows for greater transparency in the review of our financial and operational performance.”

Market Volatility and Impact on AUM Subsequent to Year End, page 35

4.	In future filings to the extent that there are material redemption requests subsequent to the most recent balance sheet date, please disclose the amount of the redemptions along with an explanation.

Response:

There have been no material redemption requests subsequent to the balance sheet date and up to the time of filing, for any of our previously filed quarterly or annual reports. In future filings, to the extent that there are material redemption requests subsequent to the most recent balance sheet date, we will disclose the amount of the redemptions along with an explanation.

AUM and Flows, page 36

5.	We note that assets under management (AUM) is a key financial performance indicator and a primary component in providing a complete analysis of your investment advisory and management fees. In future filings, please expand upon the rollforward of your AUM for each period presented, including your quarterly filings, to disclose the gross components of cash customer inflows, cash customer outflows, and market performance to allow an investor to better understand the underlying factors impacting AUM. For example, please include the following line items in your rollforward of AUM:

•	Cash inflows for new funds

•	Cash inflows for capital commitment calls

•	Cash inflows for new separately managed accounts

•	Cash inflows for reinvested distributions

•	Cash outflows for redemptions

•	Cash outflows for other distributions

•	Market appreciation

•	Market depreciation

•	Foreign currency fluctuations

Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s primary distribution channels are the Institutional distribution channel and the Sub-advisory distribution channel. In future filings, the Company will provide the gross inflows, gross outflows and market appreciation/depreciation for each of its respective distribution channels, along with proposed additional commentary as outlined in response to Comment #6 below. As the Company serves as a sub-advisor to multiple mutual fund advisors, the significant portion of inflows and outflows in the Sub-advisory distribution channel are from subscriptions and redemptions. Inflows from reinvested distributions and outflows from other distributions are an immaterial portion of the gross flows. Foreign currency fluctuations are included in market appreciation/depreciation and are not a material portion thereof. The Company does not manage any funds or accounts with capital commitment calls.

The Company expects its future disclosure will be substantially consistent with the disclosure presentation below, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“The following table sets forth the changes in our AUM for the past three fiscal years (dollars in millions):

	Twelve Months Ended June 30,
	2011	2010		2009
Sub-advisory
Beginning of period AUM	6,183	4,332		3,080
Inflows	1,304	1,518		2,221
Outflows	(980)	(966)		(264)

Net inflows/(outflows)	324	552		1,957
Reclassification	—	820	(1)	—
Market appreciation/(depreciation)	2,173	479		(705)

Net change	2,497	1,851		1,252

End of period AUM	8,680	6,183		4,332

Institutional
Beginning of period AUM	4,915	3,309		3,263
Inflows	1,985	2,227		1,334
Outflows	(458)	(183)		(626)

Net inflows/(outflows)	1,527	2,044		708
Reclassification	—	(820	)(1)	—
Market appreciation/(depreciation)	1,698	382		(662)

Net change	3,225	1,606		46

End of period AUM	8,140	4,915		3,309

High Net Worth
Beginning of period AUM	246	250		291
Inflows	28	5		14
Outflows	(55)	(37)		(29)

Net inflows/(outflows)	(27)	(32)		(15)
Reclassification	—	—		—
Market appreciation/(depreciation)	47	28		(26)

Net change	20	(4)		(41)

End of period AUM	266	246		250

Total
Beginning of period AUM	11,344	7,891		6,634
Inflows	3,317	3,750		3,569
Outflows	(1,493)	(1,186)		(919)

Net inflows/(outflows)	1,824	2,564		2,650
Reclassification	—	—		—
Market appreciation/(depreciation)	3,918	889		(1,393)

Net change	5,742	3,453		1,257

End of period AUM	17,086	11,344		7,891

Percent change in total AUM	50.6%	43.8%		18.9%
Net inflows/Beginning of period AUM	16.1%	32.5%		39.9%

(1) During the twelve months ended June 30, 2010, approximately $820 million of AUM previously classified as Institutional was reclassified to Sub-advisory in conjunction with the adoption of the Epoch Funds by New York Life Investment Management.”

6.	In future filings, please provide a more comprehensive analysis of AUM and the components that have impacted AUM during each of the periods presented. Specifically, provide a detailed analysis of the factors contributing to the gross cash inflows and outflows and the performance of your funds. To the extent that there were material contributions or capital commitments, clearly disclose the sources along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. Please provide investors with a meaningful understanding of the performance of your investment strategies and significant investments. In this regard, please describe the underlying types of investments and/or strategy that are materially impacting the performance of your AUM. To the extent necessary to provide investors with a sufficient understanding of the performance of your AUM for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response:

The Company acknowledges the Staff’s comment and expects its future disclosure will be substantially consistent with the following disclosure presentation, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“AUM and Flows

AUM increased to $17.1 billion at June 30, 2011 from $11.3 billion at June 30, 2010. This increase was attributable to market performance, coupled with the ongoing expansion of our client base and flows into existing accounts. We continued to expand our institutional and sub-advisory channels.

Gross inflows into our Sub-advisory distribution channel were approximately $1.3 billion and gross outflows were approximately $1.0 billion. Market appreciation on assets in our Sub-advisory channel was approximately $2.2 billion. Growth in the Sub-advisory channel primarily represented flows into existing Sub-advisory relationships, particularly in our Global Equity Shareholder Yield, U.S. Value, U.S. All Cap and Global Choice investment strategies.

Gross inflows into our Institutional distribution channel were approximately $2.0 billion and gross outflows were approximately $0.5 billion. Market appreciation on assets in our Institutional channel was approximately $1.7 billion. Growth in the Institutional channel included several new Institutional accounts, totaling approximately $1.3 billion, particularly in our Global Equity Shareholder Yield, U.S. Value, U.S. All Cap, International Small Cap and Global Choice investment strategies.

As of June 30, 2011, nearly all of our strategies had outperformed their respective benchmarks for the 1-year, 5-year, and since-inception period. During fiscal year 2011, the Company also continued to see an increase in investor preference for global portfolios. In particular, there has been increasing demand for our Global Equity Shareholder Yield strategy – a diversified, global, dividend yield strategy. Net inflows into our Global Equity Shareholder Yield strategy were approximately $1.2 billion.

AUM increased to $11.3 billion at June 30, 2010 from $7.9 billion at June 30, 2009. This increase was primarily attributable to the expansion of our client base and flows into existing accounts.

Gross inflows into our Sub-advisory distribution channel were approximately $1.5 billion. Gross outflows were approximately $1.0 billion. Separately, approximately $0.8 billion of AUM previously classified as Institutional was reclassified to Sub-advisory in conjunction with the adoption of the Epoch Funds by New York Life Investment Management. Market appreciation on assets in our Sub-advisory channel was approximately $0.5 billion. Growth in the Sub-advisory channel represented both new Sub-advisory relationships as well as flows into existing Sub-advisory relationships, particularly in our U.S. Value, U.S. All Cap, Global Equity Shareholder Yield and Global Choice investment strategies.

Gross inflows into our Institutional distribution channel were approximately $2.2 billion. Gross outflows were approximately $0.2 billion. Separately, approximately $0.8 billion of AUM previously classified as Institutional was reclassified to Sub-advisory, as noted above. Market appreciation on assets in our Institutional channel was approximately $0.4 billion. Growth in the Institutional channel included several new Institutional accounts, totaling approximately $1.5 billion, particularly in our Global Choice, U.S. Value and U.S. All Cap investment strategies.

As of June 30, 2010, nearly all of our strategies had outperformed their respective benchmarks for the 3-year, 5-year, and since-inception period. Net inflows into our Global Choice strategy – a global concentrated portfolio strategy, were approximately $1.0 billion.

AUM increased to $7.9 billion at June 30, 2009 from $6.6 billion at June 30, 2008. This increase was attributable to the ongoing expansion of our client base and flows into existing accounts, offset by market performance.

Gross inflows into our Sub-advisory distribution channel were approximately $2.2 billion and gross outflows were approximately $0.3 billion. Market depreciation on assets in our Sub-advisory channel was approximately $0.7 billion. Growth in the Sub-advisory channel primarily represented the commencement of a relationship with New York Life Investments, whereby we became the sub-advisor on approximately $1.1 billion of AUM for several MainStay Funds, particularly in our U.S. Value, U.S. All Cap, U.S. Smid Cap and Global Equity Shareholder Yield investment strategies.

Gross inflows into our Institutional distribution channel were approximately $1.3 billion and gross outflows were approximately $0.6 billion. Market depreciation on assets in our Institutional channel was approximately $0.7 billion. Growth in the Institutional channel included several new Institutional accounts, totaling approximately $0.7 billion, particularly in our U.S. Value, U.S. All Cap, Global Choice and Global Equity Shareholder Yield investment strategies.

Our revenues are correlated with the levels of our AUM. Our AUM fluctuates based on changes in the market value of accounts advised and managed by us, and on our fund flows. As a long-only equity manager, a general or prolonged decline in securities markets, and equity markets in particular, may cause our revenues and net income to decline due to the value of our AUM decreasing, and/or clients withdrawing funds in favor of investments they perceive as offering greater opportunity or lower risk.

We believe that market conditions and our investment performance are critical elements in our attempts to grow our AUM and business. Since we are long-term fundamental investors, we believe that our investment strategies yield the most benefits, and are best evaluated, over a long-term timeframe. We believe that our investment strategies are generally evaluated by our clients and our potential future clients based on their relative performance since inception, and the previous 1-year, 3-year, and 5-year periods. There has typically been a correlation between our strategies’ investment performance and the size and direction of asset flows. To the extent that our returns for these periods outperform client benchmarks or peers, we would generally anticipate increased asset flows. Correspondingly, negative returns relative to client benchmarks or peers could cause existing clients to reduce their exposure to our products and hinder new client acquisitions.

For a further discussion of our investment strategies, please see Item 1. ‘Investment Strategies’ included in this Annual Report on Form 10-K.

For a further discussion of risks related to our AUM, please see Item 1.A. ‘Risk Factors’ and Item 7.A. ‘Quantitative and Qualitative Disclosures About Market Risk’ included in this Annual Report on Form 10-K.”

7.	In future filings, please disclose the portion of AUM that has the ability to generate performance fees for each period presented.

Response:

In future filings, we will disclose the portion of AUM that has the ability to generate performance fees for each period presented. Currently, approximately 10% of our AUM has the ability to generate performance fees over the course of the year, with varying measurement periods and criteria. See also the response to Comment #17. Historically, less than 5% of our revenues have been generated from performance fees.

8.	In future filings, please disclose the portion of AUM that relates to the MainStay Epoch Funds and other funds you sub-advised as part of your relationship with New York Life Investments for each period presented.

Response:

We currently disclose the portion of our total revenues that relates to the MainStay Epoch Funds and other funds we sub-advise as part of our relationship with New York Life Investments. This is located on page 41 under ‘Results of Operations’ in the ‘Investment advisory and management fees’ section in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011. We believe this provides readers with a meaningful measurement of our relationship with New York Life Investments. We respectfully inform the Staff that we do not believe that additionally disclosing the portion of our total AUM that relates to this relationship would add meaningful disclosure regarding this relationship.

9.	Please clarify whether you are including uncalled capital commitments in AUM. If you are, please disclose the amount of uncalled capital commitments in AUM in future filings.

Response:

We do not manage any funds or accounts which have capital commitments. Accordingly, there are no uncalled capital commitments in our AUM.

Distribution Channels, page 38

10.	In future filings, please expand upon your disclosures to provide the significant terms of your management contractual agreements along with the following information separately for each type of fund you manage (i.e., private equity funds, fixed income funds, hedge funds, funds of funds, REITs, et cetera) and for the separate accounts by addressing the following, as applicable:

•	Please disclose the typical length of time of the management agreements;

•	The management fees percentage or percentage range,

•	The performance fee percentage or percentage range,

•	Any minimum thresholds on returns that must be met to earn incentive income,

•	The total amount of capital commitments by you, and

•	The amount of capital commitments outstanding.

Response:

In future filings for each type of fund we manage, we will expand upon our disclosures to provide the significant terms of our management contractual agreements along with the requested information, to the extent applicable. We do not manage any private equity funds, fixed income funds, hedge funds, fund of funds, or REITs. We manage only funds that invest in publicly traded equities. We do not manage any funds or accounts which have capital commitments.

Results of Operations, page 41

11.	To the extent material to an understanding of your consolidated results of operations, provide the following expanded disclosures:

•	Quantify and discuss the average effective fee for your proprietary and sub-advised funds for each period presented as well as the impact of these fees on your results.

•	Quantify and discuss the average effective fee for your separate accounts, as well as the impact of these fees on your results.

•	Discuss if and how changes in the investment strategies of your assets under management have impacted your results.

•

Discuss if and how changes in the investment concentrations of your assets under management have impacted your results. In this regard, we note that revenues from services to mutual funds under advisory and sub-advisory agreements represented 48% of total investment and advisory fees for fiscal year 2011, but were 51% of AUM as of June 30, 2011.

•	Discuss any trends that will materially affect future results of operations in an appropriately balanced manner.

Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response:

The Company acknowledges the Staff’s comment and intends that its future filings will include additional disclosure which will be substantially consistent with the following additional disclosure presentation, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“Investment advisory fees are determined by contractual agreements with the funds and separate accounts we sub-advise and advise, and are generally based upon a percentage of the market value of assets under management. Net asset flows and changes in the market value of managed assets affect the amount of managed assets on which investment advisory fees are earned.

Fees earned from services to mutual funds under Sub-advisory agreements are calculated based upon daily net asset values. Fees earned from services provided to separate accounts are typically calculated based upon asset values at the end of the quarter. Fees earned from services provided to our proprietary funds (i.e. limited liability companies) are typically calculated based upon asset values at the end of the month. Accordingly, notwithstanding an increase or decrease in AUM from quarter-end to quarter-end, significant fluctuations in asset values within a given quarter may have a more pronounced impact on revenues generated from sub-advised mutual funds than on revenues generated from separate accounts or our proprietary funds.

Differences in investment product, investment size, fee structure, and distribution channel affect our average effective fee rate. Our investment products have differing fee schedules. The fees for our global and international products are typically greater than the fees for our U.S. products. Additionally, our tiered fee schedules or negotiated fees typically allow for lower rates as account size increases. Separate accounts that include a performance fee element generally have a reduced base management fee. Lastly, given the same investment product and mandate size, fees for which we serve as sub-advisor typically are lower than fees for an equivalent institutional separate account, as the client distribution and servicing costs for a sub-advisory mandate are typically lower than for an institutional mandate.

Our average overall effective fee rate (investment advisory and management fees, excluding performance fees, as a percentage of average assets under management) was approximately 48 basis points in fiscal 2011 compared to 49 basis points in fiscal 2010 and 52 basis points in fiscal 2009.

Sub-advisory AUM had an average effective fee rate of approximately 40 basis points in fiscal 2011, 42 basis points in fiscal 2010 and 44 basis points in fiscal 2009. Sub-advisory AUM was approximately 55% of AUM during fiscal 2011, 2010 and 2009. Sub-advisory AUM decreased to approximately 51% of AUM as of June 30, 2011 as a result of several new institutional separate account mandates in the quarter ended June 30, 2011. Our proprietary funds represent less than 1% of our AUM.

Institutional separate accounts had an average effective fee rate of approximately 57 basis points in fiscal 2011, 58 basis points in fiscal 2010 and 62 basis points in fiscal 2009. Institutional separate accounts were approximately 43% of AUM during fiscal 2011, 2010 and 2009. Institutional separate accounts increased to 47% of AUM as of June 30, 2011 as a result of several new institutional separate account mandates in the quarter ended June 30, 2011.

Our tiered fee schedules or negotiated fees typically allow for lower fee rates as account size increases. Therefore, additional inflows from existing institutional clients or from existing sub- advisory relationships, as well as a general increase in the size of new mandates, have gradually reduced the effective fee rates. Additionally, the agreements on certain separate accounts which commenced in fiscal 2010 and fiscal 2011, and which have a performance fee component, generally have a reduced base management fee. Although growth in our global and international product AUM has been a key contributor to our overall increase in AUM and therefore management fees, the impact on effective fee rates has been offset by the impact of larger mandates from new and existing clients as well as the addition of several accounts with performance fee arrangements.

For a further discussion of risks related to our fees, please see Item 1.A. “Risk Factors” included in this Annual Report on Form 10-K.”

12.	As employee compensation and related benefits represents your most significant cost, please provide a more comprehensive analysis of the material factors impacting this expense in future filings. As part of your discussion and analysis, please quantify the components of this expense for each period presented. Please also provide investors with an understanding of the material drivers of how the amount of share-based compensation, incentive compensation, and commission is determined along with an explanation about the material factors that occurred during each period presented that impacted those drivers for the corresponding period. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response:

The Company acknowledges the Staff’s comment and expects its future disclosure will be substantially consistent with the following disclosure presentation, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“Employee compensation and related benefits include salaries, share-based compensation, incentive compensation, benefits, signing bonuses, severance, and commissions. Maintaining and recruiting high-caliber, experienced employees are critical to our growth strategy. We place a high emphasis on pay for performance. As such, changes in our Company’s performance as well as changes in the underlying performance of our investment strategies have an impact on compensation and benefits.

Incentive compensation and share-based compensation are primarily based on our operating results, including AUM growth, net inflows, investment performance, operating income and margins. However, there is no predetermined formula or weighting factors used to determine compensation. The Company also reviews peer compensation surveys but does not specifically set any compensation elements or pay levels versus the survey results. Rather the Company uses the comparative survey data as part of its decision-making process in the determination of the appropriate level and mix of each component of compensation in any given year.

We believe that share-based compensation promotes unity in the workplace and a common objective with shareholders. We generally issue share awards to employees shortly following the calendar year and these awards facilitate employee retention through multi-year vesting.

Commissions are paid to certain sales persons and are based on a percentage of management fees earned on the respective assets under management.

Employee compensation and related benefits increased $4.9 million during the fiscal year ended June 30, 2011. Salary expense increased by $1.7 million, incentive compensation increased by $2.1 million and share-based compensation amortization increased by $1.2 million, offset by a decrease in commission expense of $0.5 million. These increases during fiscal year 2011 were driven by additions to professional staff, merit increases, and our operating results, including AUM growth and increased operating income and margins. Average headcount increased approximately 12% during the year ended June 30, 2011, when compared with the prior year period. Several additions were made to our investment and client relations teams to support our business expansion.

These expenses increased by $5.5 million in the fiscal year ended June 30, 2010 when compared with the fiscal year ended June 30, 2009. Salary expense increased by $0.6 million, incentive compensation increased by $3.9 million, share-based compensation amortization increased by $0.6 million, and commission expense increased by $0.3 million. These increases were primarily driven by our operating results, including AUM growth and increased operating income and margins during fiscal year 2010.”

Liquidity and Capital Resources, page 45

13.	To the extent that you have any uncalled capital commitments to the funds you manage/advise, please disclose the amount with the corresponding fund.

Response:

As indicated in our response to Comment #9, we do not manage any funds or accounts which have capital commitments. Accordingly, there are no uncalled capital commitments.

Consolidated Statements of Cash Flows, page 62

14.	Please provide us with a comprehensive understanding as to what the $4.9 million of the “proceeds from other transactions” line item within investing activities during fiscal year 2009 represents. Please also confirm to us that you will separately present the major components or provide informative disclosure about the components of this line item in your footnotes to the extent that it comprises a material portion of total investing activity in future filings for the periods presented.

Response:

The $4.9 million of “Proceeds from other transactions” line item within investing activities during fiscal year 2009 primarily represents proceeds from the “Strategic Data Corporation Transaction” described in Note 15 to the Financial Statements. The related gain on this investment was included in “Net realized gains on investments” in the Income Statement, which made reference to Note 15. However, this same footnote reference had inadvertently not also been placed next to the “Proceeds from other transactions” line item in the Statement of Cash Flows. In future filings, we will include an appropriate reference to the related footnote to the extent this particular line item comprises a material portion of total investing activity.

Note 1 – Organization and Basis of Presentation, page 63

Basis of Presentation and Principles of Consolidation, page 63

15.	We note your disclosures regarding your consolidation policy. It is unclear from these disclosures the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract to determine whether consolidation is appropriate. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. To the extent that you determined any of your funds or any other entity in which you have an ownership or contractual relationship with meets the definition of a VIE, please disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. For those funds that you determined do not meet the definition of a VIE, please clarify that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. Please disclose which funds are consolidated under the VoIE model and those that are reflected in the consolidated financial statements under the equity method of accounting. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

The Company acknowledges the Staff’s comment. Each reporting period, the Company assesses each of the funds in which it is the Managing Member and/or manages through a contract to determine if consolidation is appropriate. The Company first assesses whether or not a fund that it manages is a variable interest entity (“VIE”). If not a VIE, the Company then evaluates if it has a controlling interest under the voting interest model (“VoIE”), first considering the partnership consolidation guidance. If a fund that the Company manages is not a VIE and is not a partnership or similar entity, the Company then evaluates the fund under the general consolidation guidance to determine if consolidation is appropriate.

The Company intends that its future filings will include disclosure which will be substantially consistent with the following disclosure presentation, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“Note 1 — Organization and Basis of Presentation

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company’s policy is to consolidate (i) variable interest entities (“VIEs”) in which the Company is deemed to be the primary beneficiary, (ii) partnership or similar entities in which the Company is the Managing Member, unless the other unrelated members have rights that would overcome the presumption of control by the Managing Member, and (iii) corporate entities in which it has a controlling financial interest through a majority voting interest or other contract.

Each reporting period, the Company assesses each of the funds in which it is the Managing Member and/or manages through a contract to determine whether consolidation is appropriate. The Company first evaluates each fund that it manages to determine whether the fund is an investment company. The Company then evaluates whether each fund meets the definition of a variable interest entity (“VIE”). This determination is made by considering whether the fund’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the fund’s at-risk equity holders have the typical characteristics of a controlling financial interest.

An entity that is a VIE must be consolidated by its primary beneficiary. For VIEs that are investment companies and meet other requirements, the primary beneficiary of the VIE is defined as the party that absorbs a majority of the expected losses of the VIE, receives a majority of the expected residual returns of the VIE, or both. For VIEs that are not investment companies, the primary beneficiary of a VIE is defined as the party who, considering the involvement of related parties and de facto agents, has (i) the power to direct the activities of the VIE that most significantly affect its economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This evaluation is updated continuously. As of June 30, 2011, all funds in which the Company was the Managing Member or managed through a contract were considered investment companies. Further, as of June 30, 2011, none of the funds in which the Company served as a Managing Member and/or managed through a contract met the definition of a VIE.

If the Company determines that a fund is not a VIE, the Company then evaluates whether the fund is a partnership or similar entity. If the fund is a partnership or similar entity, the Company evaluates the fund under the partnership consolidation guidance. Pursuant to that guidance, the Company consolidates funds in which it is the Managing Member and/or manages through a contract, unless presumption of control by the Company can be overcome. This presumption is overcome only when unrelated investors in the fund have the substantive ability to liquidate the fund or otherwise remove the Company as the Managing Member without cause, based on a simple majority vote of unaffiliated investors, or have other substantive participating rights. If the presumption of control can be overcome, the Company accounts for its interest in the fund pursuant to the equity method of accounting. As of June 30, 2011, none of the funds in which the Company served as a Managing Member and/or managed through a contract required consolidation under this guidance, as the Company could be removed as the Managing Member with a simple majority vote of unaffiliated investors.

If the Company determines that a fund is not a VIE and is not a partnership or similar entity, the Company then evaluates the fund pursuant to the general consolidation guidance that is applicable to corporate entities. Consistent with that guidance, the Company consolidates a fund that is not a VIE and is not a partnership or similar entity only when it has a controlling financial interest, which is usually demonstrated through ownership of a majority voting interest in the fund.

If the Company does not consolidate a fund based on the evaluation above, it will account for its equity investment as one of the following depending on the characteristic of the investment: (1) an available for sale security if the equity investment has a readily determinable fair value (i.e., the equity investment is publicly traded) and the Company does not have significant influence, (2) as an equity method investment if the Company has significant influence (i.e., the Company is a

Managing Member of a fund that is a partnership or similar entity that it is not required to consolidate), or (3) as a cost method investment if the equity method investment does not have a readily determinable fair value and the Company does not have significant influence. As of June 30, 2011, the Company accounted for the investment in the Epoch Global Absolute Return Fund, LLC under the equity method, as the Company had significant influence as Managing Member. Furthermore, as of June 30, 2011, the Company accounted for its equity investment in its four Company-sponsored mutual funds as available for sale securities, as these investments have a readily determinable fair value and the Company did not have significant influence through its Sub-advisory agreements.”

Note 2—Summary of Significant Accounting Policies, page 63

Other Investments, page 64

16.	In future filings, please provide disclosures that explains the process you undertake to assess whether your investment in a fund you manage as the general partner or through a sub-advisory contract should be accounted for as an equity method investment or a cost basis investment. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment. Please also provide us with your analysis of the appropriate accounting treatment, including reference to the specific literature that supports your accounting, for your investments in the Epoch Global All Cap separate account, Epoch Global Champions separate account, and the company-sponsored mutual funds.

Response:

At the end of each reporting period, the Company evaluates each investment in the funds it manages as the Managing Member or through a contract to determine whether the entity requires consolidation and, if not, whether the Company’s investment should be accounted for pursuant to the equity method or at cost. Please refer to our response to Comment # 15 which provides our proposed Form 10-K disclosure describing our assessment process as well as our consolidation and equity method accounting policies.

The Company’s accounting analyses for its investments in the Epoch Global Absolute Return Fund, LLC, the Epoch Global All Cap separate account, the Epoch Global Champions separate account, and the Company-sponsored mutual funds are as follows:

Epoch Global Absolute Return Fund, LLC

As disclosed in Footnote 2 of the Company’s Form 10-K for the year ended June 30, 2011, the Company is the Managing Member of Epoch Global Absolute Return Fund, LLC (the “Global Absolute Return Fund”). As the Managing Member, the Company makes all investment and capital allocation decisions and otherwise manages the day to day activities of the fund. While the Company makes all investment decisions, a simple majority of interest holders in the fund (excluding the Managing Member and its affiliates) have the ability to remove the Company as the Managing Member without cause.

As of June 30, 2011, the Company first evaluated whether the Global Absolute Return Fund met the definition of a VIE pursuant to ASC 810-10-15-14. In performing this assessment, the Company concluded that the Global Absolute Return Fund does not meet the definition of a VIE because (1) the equity investment at risk of the fund is sufficient for the fund to finance its activities without additional subordinated financial support (i.e., the fund is entirely equity capitalized) and (2) the holders of the equity investment at risk in the fund as a group have the typical characteristics of a controlling financial interest. In this case, the third party investors have the ability to direct the significant activities of the fund through the substantive ability to remove the Company as Managing Member. As a result, the equity at risk group has the typical characteristics of a controlling financial interest. Based on the above, the Company concluded at June 30, 2011 that the Global Absolute Return Fund is not a VIE.

Next, the Company evaluated whether the Global Absolute Return Fund is subject to the partnership consolidation guidance in ASC 810-20. As noted above, the Global Absolute Return Fund is an LLC. However, the LLC has characteristics similar to a partnership in that the Company, as the Managing Member, is the single decision maker of the fund and the fund maintains separate ownership accounts for tax and reporting purpose. As such, the Company concluded that the Global Absolute Return Fund is subject to the partnership consolidation guidance in AC 810-20. Pursuant to the guidance in ASC 810-20, the Company concluded that the presumption that it controls the fund as the Managing Member is overcome based on the fact that a simple majority of investors in the fund (excluding the Managing Member and affiliates) can remove the Company as Managing Member.

Based on the above, the Company concluded that it is not required to consolidate the fund pursuant to the partnership consolidation guidance in ASC 810-20. As such, the Company accounted for its Managing Member interest in the Global Absolute Fund pursuant to the equity method of accounting in ASC 323. This is consistent with the guidance in ASC 810-20-25-10.

Epoch Global All Cap Separate Account

The Company manages a Company-sponsored separate account called Epoch Global All Cap. The separate account is not managed through a separate legal entity. While the Company describes the Epoch Global All Cap as a separate account, it is not a traditional separate account that may be sponsored by an insurance enterprise. Rather, the Epoch Global All Cap is a portfolio of individual publicly traded equity securities that is fully funded by the Company and reflected on the balance sheet like any other investment portfolio. Because the separate account is not managed through a separate legal entity, the Company does not apply the consolidation guidance in ASC 810 to its separate account. Rather, the Company accounts for 100 percent of the assets held in the separate account as investments classified as available for sale, pursuant to the guidance in ASC 320.

Note that during the three months ended December 31, 2011, the Company closed the Epoch Global All Cap separate account and transferred the portfolio into the Epoch Global All-Cap Fund, LLC. See a description of our consolidation evaluation of the Epoch Global All-Cap Fund, LLC in our response to Comment #20.

Epoch Global Champions Separate Account

During the quarter ended December 31, 2011, the Company invested $1.0 million in a new separate account, Epoch Global Champions. The separate account is a portfolio of individual publicly traded equity securities. This separate account is not managed through a separate legal entity and the Company follows the same analysis as discussed above for the Epoch Global All Cap separate account.

Company-sponsored Mutual Funds

As disclosed in Footnote 2 of the Company’s Form 10-K for the year ended June 30, 2011, the Company holds equity investments in four Company-sponsored mutual funds – the MainStay Epoch Global Equity Yield Fund (“EPSYX”), the MainStay Epoch Global Choice Fund (“EPACX”), the MainStay Epoch International Small Cap Fund (“EPIEX”), and the MainStay Epoch U.S. Equity Fund (“EPLCX”). Each mutual fund is a Registered Investment Company subject to the Investment Company Act of 1940. In addition to its equity investment, the Company serves as a sub-advisor to each mutual fund. As a sub-advisor, the Company makes investment selections and determines capital allocation. The Company is appointed as sub-advisor by each mutual fund’s respective investment manager. The investment manager of each mutual fund is appointed by the respective mutual fund’s board of directors (the “Board”). In addition to appointing the sub-advisor, the investment manager directs the activities of the mutual fund and is responsible for the legal, accounting, and management activities of the fund.

As of June 30, 2011, the Company concluded that each of the four Company-sponsored mutual funds above is subject to the consolidation guidance in the General Subsection of ASC 810. In reaching this conclusion, the Company first evaluated whether each mutual fund meets the definition of a VIE pursuant to ASC 810-10-15-14. In performing this assessment, the Company concluded that the mutual funds do not meet the definition of a VIE because (1) the equity investment at risk for each mutual fund is sufficient for the respective fund to finance its activities without additional subordinated financial support (i.e. the mutual funds are entirely equity capitalized) and (2) the holders of the equity investment at risk in the fund (i.e., the mutual fund shareholders) as a group have the typical characteristics of a controlling financial interest. Specifically, the Board of each mutual fund provides the shareholders with control over the significant activities of the mutual fund including the ability to hire and fire the sub-advisor. As each mutual fund is a publicly traded Registered Investment Company subject to the Investment Company Act of 1940, the governance characteristics of each fund are similar to publicly traded corporations. As such, the Company concluded that each mutual fund is not a VIE.

Next, the Company evaluated whether each mutual fund is subject to the partnership consolidation guidance in ASC 810-20. As Registered Investment Companies, each mutual fund is incorporated as a corporation and not a partnership or LLC. The mutual funds are taxed as corporations and do not maintain separate ownership accounts. As such, the Company concluded that the mutual funds are not similar to a partnership and not subject to the consolidation guidance in ASC 810-20.

Finally, the Company evaluated whether the mutual funds require consolidation pursuant to the General Subsection of ASC 810. Pursuant to ASC 810-10-15-8, the usual condition for a controlling financial interest is ownership of a majority voting interest. In this case, the Company’s equity investment in each mutual fund is less than 1 percent of the outstanding shares of each respective fund. As such, the Company has no ability to control the Boards of the respective mutual funds. Further, the Company’s Sub-advisory agreement is more consistent with a service provider contract. While the Company makes investment decisions and capital allocations, it does so as a hired service provider of the investment manager which is appointed by the Board of Directors. Further, the Sub-advisory agreement is subject to customary termination provisions. As such, the Company concluded that it does not have a controlling financial interest in the mutual funds through contract.

Based on the above, the Company concluded as of June 30, 2011 that it should not consolidate any of the four Company-sponsored mutual funds that it sub-advises. Further, the Company concluded that its involvement with each mutual fund, through a Sub-advisory agreement and equity investment, does not represent significant influence as it is acting as a hired service provider in its capacity as a sub-advisor. As each mutual fund is a publicly traded fund, its shares have readily determinable fair values. As such, the Company accounts for its equity investments in each fund as an available for sale security pursuant to the guidance in ASC 320.

Revenue Recognition, page 65

Performance Fees, page 65

17.	In future filings, please expand your accounting policy to clarify when the contingency resolution is typically met (e.g., at the end of the quarter, at the end of each annual period, once the fund is liquidated).

Response:

The Company acknowledges the Staff’s comment with respect to contingency resolution and in future filings will expand its disclosure regarding the measurement period and timing of performance fees.

For those investment advisory agreements that include a performance fee component, the Company recognizes performance fees only when performance targets are met or exceeded at the end of the measurement period. The period in which performance fees are recognized may vary by account, based upon the particular client arrangement (i.e. quarterly or annual measurement period), the calendar measurement period, and performance criteria. Most of our performance fee agreements are based upon an annual measurement period. However, that period may vary across contracts (i.e. June 1 through May 31 for a client that commences on June 1, and December 1 through November 30 for a client that commences on December 1). We have several performance fee arrangements with a quarterly measurement period, typically based on three year rolling cumulative performance through the end of the respective quarter.

18.	Please tell us if you receive performance-based fees prior to the contingency resolution. To the extent that you do, please provide disclosures regarding how you account for these payments and the amounts recognized for each period presented.

Response:

We do not receive performance-based fees prior to the end of the respective measurement period, or any contingency resolution.

Note 17 – Earnings Per Share, page 80

19.	We note your disclosure on page 75 that you pay dividends on unvested stock awards. Based on the computation of basic and diluted EPS, it is unclear whether you have considered the guidance in ASC 260-10-45-61A. Please advise.

Response:

The Company has considered and follows the guidance in ASC 260-10-45-61A. The Company’s common shares outstanding consist of all shares issued, including unvested restricted shares. Dividends are paid on all common shares outstanding and at the same rate. As a result, under the two-class method, there is no difference in the calculation of earnings per share for the Company’s unvested restricted stock and common stock.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 4 – Other Investments, page 8

20.	We note that you began consolidating three investment vehicles during the second quarter of fiscal year 2012, as you were the sole investors in these vehicles as of December 31, 2011. In future filings, please provide the significant accounting policies and footnote disclosures for the assets and liabilities and transactions conducted by the investment vehicles. In this regard, it is unclear how including the net asset value of the investment vehicles as one line item in a footnote disclosure properly reflects the consolidation of these investment vehicles in your consolidated financial statements. Please refer to ASC 810-10-30, ASC 810-10-35-3 – 35-5, ASC 810-10-45-25, and ASC 810-10-50-7 – 50-14 for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

In December 2011, the Company established two new LLCs — the Epoch Global Equity Shareholder Yield Fund, LLC (“Global Equity Fund”) and the Epoch Global Choice Fund, LLC (“Global Choice Fund”). In addition, the Company formed the Epoch Global All-Cap Fund, LLC (“Global All-Cap Fund”) by transferring the assets from its Global All Cap separate account as discussed in our response to Comment #16. The Company is the designated Managing Member for each fund. As the Managing Member, the Company makes all investment and capital allocation decisions and otherwise manages the day to day activities of each fund. While the Company makes all investment decisions, a simple majority of interest holders in each fund (excluding the Managing Member and its affiliates) have the ability to remove the Company as the Managing Member without cause. However, for the three months ended December 31, 2011, the Company was the sole member of each fund.

As of December 31, 2011, the Company concluded that the Global Equity Fund, the Global Choice Fund and the Global All-Cap Fund are subject to the partnership consolidation guidance in ASC 810-20. In reaching this conclusion, the Company first evaluated whether each fund meets the definition of a VIE pursuant to ASC 810-10-15-14. In performing this assessment, the Company concluded that each fund does not meet the definition of a VIE because (1) the equity investment at risk for each fund is sufficient for each fund to finance its activities without additional subordinated financial support (i.e., the fund is entirely equity capitalized) and (2) the holders of the equity investment at risk in the fund as a group have the typical characteristics of a controlling financial interest. In this case, the Company, as the sole equity holder and designated Managing Member, controls the significant activities of each fund. Based on the above, the Company concluded at December 31, 2011 that each fund is not a VIE.

Next, the Company evaluated whether each fund is subject to the partnership consolidation guidance in ASC 810-20. As noted above, each fund is an LLC. However, each LLC has characteristics similar to a partnership in that the Company, as the Managing Member, is the single decision maker of each fund and each fund maintains separate ownership accounts for tax and reporting purposes. As such, the Company concluded that each fund is subject to the partnership consolidation guidance in AC 810-20. Pursuant to the guidance in ASC 810-20, the Company concluded that the presumption that it controls each fund as the Managing Member cannot be overcome because it is the sole member of each fund. In this case, the removal rights that exist are not substantive because there are no third party investors in the funds.

Based on the above, as of December 31, 2011, the Company concluded that it should consolidate the Global Equity Fund, the Global Choice Fund, and the Global All-Cap Fund pursuant to the partnership consolidation guidance in ASC 810-20. As a result, the assets of each fund (which primarily consist of publicly traded equity securities) are investments in trading securities with unrealized gains and loss recognized in current period earnings pursuant to ASC 320.

The assets of each fund consist almost entirely of investments in common stock listed on national exchanges. Other assets and liabilities (e.g., cash and short term payables) within these entities have been immaterial. Accordingly, although we are consolidating each fund, we have included the net value of the investment in each fund as one line item in the disclosure because (1) net value approximates the aggregate value of the investment portfolio of each fund, (2) other assets and liabilities are immaterial, and (3) all investments in each fund would have otherwise been classified as trading securities.

We believe revising the existing caption “Consolidated investment vehicles” to “Trading securities—investments in publicly traded equity securities” in the table to the ‘Other Investments’ Note to the Financial Statements more accurately reflects these investments. We propose to make this clarification to that respective Note to the Financial Statements in our Form 10-K for the fiscal year ended June 30, 2012.

21.	We further note that during the third quarter of fiscal year 2012, you deconsolidated Epoch Global Equity Shareholder Yield Fund, LLC and began recognizing your investment in this investment vehicle under the equity method, as your ownership interest declined below 50%. Please provide us with your analysis as to how you determined that you lost control over this investment vehicle and deconsolidation was appropriate, including specific references to the FASB Codification that supports your accounting. Please refer to ASC 810-10 and ASC 810-20 for guidance.

Response:

During the third quarter of fiscal year 2012, the Epoch Global Equity Shareholder Yield Fund, LLC issued additional non-managing membership interests to unaffiliated third party investors such that the Company’s ownership interest declined from 100 percent to approximately 25 percent. As discussed in the response to Comment #20, the Epoch Global Equity Shareholder Yield Fund, LLC is not a VIE, as defined in ASC 810-10-15-14, and is subject to the partnership consolidation guidance in ASC 810-20. This conclusion did not change upon the issuance of additional interests to third parties. Pursuant to the guidance in ASC 810-20, the Company concluded that it is no longer appropriate to consolidate the Epoch Global Equity Shareholder Yield Fund, LLC once non-managing membership interests are issued to unaffiliated third parties whereby a simple majority of members (excluding the Managing Member and any affiliates) now have the substantive ability to remove the Company as the Managing Member. As a result, upon issuance of the membership interests to third parties, the Company deconsolidated the Epoch Global Equity Shareholder Yield Fund, LLC and began accounting for its Managing Membership interest pursuant to the equity method of accounting in accordance with ASC 810-20-25-10.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please call me at (212) 400-4708.

Sincerely,

/s/ Adam Borak
Adam Borak
Chief Financial Officer

cc:	Ms. Jenn Do, U.S. Securities and Exchange Commission

Ms. Tracey Smith, U.S. Securities and Exchange Commission

Mr. Alan Annex, Esq., Greenberg Traurig